UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Squarespace, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

85225A107
(CUSIP Number)

Accel 500 University Avenue Palo Alto, California 94301 (650) 614-4800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 85225A107	Schedule 13 D	Page 2 of 13

1.	Names of Reporting Persons Accel Growth Fund L.P. ("AGF")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

12,808,246 shares, all of which are owned by AGF. Accel Growth Fund Associates L.L.C. ("AGFA"), the general partner of AGF, may be deemed to have sole power to vote these shares. Andrew G. Braccia ("AGB"), a director of the issuer and a managing member of AGFA, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

12,808,246 shares, all of which are owned by AGF. AGFA, the general partner of AGF, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of AGFA, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,808,246
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 85225A107	Schedule 13 D	Page 3 of 13

1.	Names of Reporting Persons Accel Growth Fund Strategic Partners L.P. ("AGFSP")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

250,729 shares, all of which are owned by AGFSP. AGFA, the general partner of AGFSP, may be deemed to have sole power to vote these shares. AGB, a director of the issuer and a managing member of AGFA, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

250,729 shares, all of which are owned by AGFSP. AGFA, the general partner of AGFSP, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of AGFA, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,729
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 85225A107	Schedule 13 D	Page 4 of 13

1.	Names of Reporting Persons Accel Growth Fund Associates L.L.C. ("AGFA")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

13,058,975 shares, of which 12,808,246 are directly owned by AGF and 250,729 are directly owned by AGFSP. AGFA, the general partner of AGF and AGFSP, may be deemed to have sole power to vote these shares. AGB, a director of the issuer and a managing member of AGFA, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

13,058,975 shares, of which 12,808,246 are directly owned by AGF and 250,729 are directly owned by AGFSP. AGFA, the general partner of AGF and AGFSP, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of AGFA, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,058,975
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 85225A107	Schedule 13 D	Page 5 of 13

1.	Names of Reporting Persons Accel Growth Fund Investors 2010 L.L.C. ("AGFI10")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 870,600 shares, all of which are owned by AGFI10. AGB, a director of the issuer and a managing member of AGFI10, may be deemed to have shared power to vote these shares.
	8.	Shared Voting Power See response to row 7.
	9.	Sole Dispositive Power 870,600 shares, all of which are owned by AGFI10. AGB, a director of the issuer and a managing member of AGFI10, may be deemed to have shared power to dispose of these shares.
	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 870,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 85225A107	Schedule 13 D	Page 6 of 13

1.	Names of Reporting Persons Accel Leaders 3 L.P. ("ALF3")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

530,953 shares, all of which are owned by ALF3. Accel Leaders 3 Associates L.P. ("ALF3A LP"), the general partner of ALF3, may be deemed to have sole power to vote these shares. Accel Leaders 3 GP Associates L.L.C. ("ALF3A"), the general partner of ALF3A LP, may be deemed to have sole power to vote these shares. AGB, a director of the issuer and a managing member of ALF3A, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

530,953 shares, all of which are owned by ALF3. ALF3A LP, the general partner of ALF3, may be deemed to have sole power to dispose of these shares. ALF3A, the general partner of ALF3A LP, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of ALF3A, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 530,953
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 85225A107	Schedule 13 D	Page 7 of 13

1.	Names of Reporting Persons Accel Leaders 3 Entrepreneurs L.P. ("ALF3E")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

21,982 shares, all of which are owned by ALF3E. ALF3A LP, the general partner of ALF3E, may be deemed to have sole power to vote these shares. ALF3A, the general partner of ALF3A LP, may be deemed to have sole power to vote these shares. AGB, a director of the issuer and a managing member of ALF3A, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

21,982 shares, all of which are owned by ALF3E. ALF3A LP, the general partner of ALF3E, may be deemed to have sole power to dispose of these shares. ALF3A, the general partner of ALF3A LP, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of ALF3A, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,982
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 85225A107	Schedule 13 D	Page 8 of 13

1.	Names of Reporting Persons Accel Leaders 3 Associates L.P. ("ALF3A LP")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

552,935 shares, of which 530,953 are owned by ALF3 and 21,982 are owned by ALF3E. ALF3A LP, the general partner of ALF3 and ALF3E, may be deemed to have sole power to vote these shares. ALF3A, the general partner of ALF3A LP, may be deemed to have sole power to vote these shares. AGB, a director of the issuer and a managing member of ALF3A, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

552,935 shares, of which 530,953 are owned by ALF3 and 21,982 are owned by ALF3E. ALF3A LP, the general partner of ALF3 and ALF3E, may be deemed to have sole power to dispose of these shares. ALF3A, the general partner of ALF3A LP, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of ALF3A, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 552,935
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 85225A107	Schedule 13 D	Page 9 of 13

1.	Names of Reporting Persons Accel Leaders 3 Investors (2020) L.P. ("ALFI20")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

31,686 shares, all of which are owned by ALFI20. ALF3A, the general partner of ALFI20, may be deemed to have sole power to vote these shares. AGB, a director of the issuer and a managing member of ALF3A, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

31,686 shares, all of which are owned by ALFI20. ALF3A, the general partner of ALFI20, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of ALF3A, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,686
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 85225A107	Schedule 13 D	Page 10 of 13

1.	Names of Reporting Persons Accel Leaders 3 GP Associates L.L.C. ("ALF3A")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

584,621 shares, of which 530,953 are directly owned by ALF3, 21,982 are directly owned by ALF3E, and 31,686 are directly owned by ALFI20. ALF3A, the general partner of ALF3A LP and ALFI20, may be deemed to have sole power to vote these shares. AGB, a director of the issuer and a managing member of ALF3A, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

584,621 shares, of which 530,953 are directly owned by ALF3, 21,982 are directly owned by ALF3E, and 31,686 are directly owned by ALFI20. ALF3A, the general partner of ALF3A LP and ALFI20, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of ALF3A, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 584,621
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 85225A107	Schedule 13 D	Page 11 of 13

Explanatory Note

This Amendment No. 2 (the "Amendment No. 2") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "SEC") on May 20, 2024, as amended by Amendment No. 1 dated September 11, 2024 (as amended, this "Schedule 13D"), related to Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of Squarespace, Inc., a Delaware corporation (the "Company").

Each Item below amends and supplements the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(b) is hereby amended and restated as follows:

(a)-(b) The information contained in rows 7, 8, 9, 10, 11 and 13 on each cover page of this Statement and the information set forth or incorporated in Items 2 and 3 of this Schedule 13D are incorporated by reference in its entirety into this Item 5.

The percentages used herein are calculated based on 91,086,529 shares of Class A Common Stock reported by the Company to be outstanding as of September 1, 2024 as reflected in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on September 16, 2024.

Pursuant to Section 13(d) of the Exchange Act, by virtue of the relationships described in Item 6 and the obligations and rights thereunder, the Reporting Persons may be deemed to be members of a “group” with General Atlantic (SQRS II), L.P. (“GA SQRS II”), Anthony Casalena (the “Founder”), the Casalena Foundation and/or certain of their affiliates. However, each Reporting Person expressly disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by GA SQRS II, the Founder, the Casalena Foundation or any other reporting person(s). Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any shares of Class A Common Stock that are beneficially owned by GA SQRS II, the Founder, the Casalena Foundation or any other reporting person(s). The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any other Schedule 13D filed by GA SQRS II, the Founder, the Casalena Foundation or any other reporting person(s).

Based on the Schedule 13D/A filed by GA SQRS II and certain of its affiliates with the SEC on September 18, 2024, GA SQRS II and certain of its affiliates beneficially own 15,594,808 shares of Class A Common Stock. Based on an aggregate of 96,044,874 shares of Class A Common Stock outstanding, consisting of (i) 91,086,529 shares of Class A Common Stock reported by the Company to be outstanding as of September 1, 2024 as reflected in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on September 16, 2024 and (ii) 4,958,345 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), of the Company held by GA SQRS II, GA SQRS II beneficially owns approximately 16.2% of the outstanding shares of Class A Common Stock, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act.

Based on the Schedule 13D/A filed by the Founder and the Casalena Foundation with the SEC on September 11, 2024, the Founder beneficially owns 44,768,355 shares of Class A Common Stock and the Casalena Foundation beneficially owns 4,208,674 shares of Class A Common Stock. Based on an aggregate of 133,972,939 shares of Class A Common Stock outstanding, consisting of (i) 91,086,529 shares of Class A Common Stock reported by the Company to be outstanding as of September 1, 2024 as reflected in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on September 16, 2024 and (ii) 42,886,410 shares of Class A Common Stock issuable upon conversion of Class B Common Stock held by the Founder, the Founder beneficially owns approximately 33.4% of the outstanding shares of Class A Common Stock, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act. Based on 91,086,529 shares of Class A Common Stock reported by the Company to be outstanding as of September 1, 2024 as reflected in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on September 16, 2024, the Casalena Foundation beneficially owns approximately 4.6% of the outstanding shares of Class A Common Stock.

Accordingly, in the aggregate, the Reporting Persons, GA SQRS II, the Founder, the Casalena Foundation and/or certain of their affiliates may be deemed to beneficially own 79,086,033 shares of Class A Common Stock, which, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act, represents approximately 56.9% of the total shares of Class A Common Stock based on (i) 91,086,529 shares of Class A Common Stock reported by the Company to be outstanding as of September 1, 2024 as reflected in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on September 16, 2024 and (ii) 47,844,755 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by GA SQRS II and the Founder and/or certain of their affiliates, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act.

CUSIP NO. 85225A107	Schedule 13 D	Page 12 of 13

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the addition of the following:

On September 16, 2024, Accel Leaders 3 L.P. and certain of its affiliated funds (collectively, the “Accel Parties”) entered into an Amended and Restated Tender and Support Agreement (the “A&R Accel Tender and Support Agreement”) with the Company and Spaceship Purchaser, Inc., a Delaware corporation (“Parent”), pursuant to which the Accel Parties agreed, among other things, (i) to transfer and sell all of its currently held or hereafter acquired shares of common stock of the Company, other than the shares of common stock that will be contributed to a direct or indirect parent company of Parent pursuant to the Accel Rollover, as described below (the “Rollover Shares”), to an entity that indirectly owns 100% of the equity interest of Parent for the offer price in the Tender Offer of $46.50 per share, (ii) to vote all shares beneficially owned by the Accel Parties against any action, agreement or proposal which would reasonably be expected to prevent, materially impair or materially delay the consummation of the Tender Offer, the merger (together with the Tender Offer, the “Transactions”) or any of the other transactions contemplated by the Merger Agreement and (iii) to amend and restate the Accel Tender and Support Agreement. The A&R Accel Tender and Support Agreement also includes certain restrictions on transfer of shares of Class A Common Stock held by the Accel Parties. In addition, (a) under the A&R Accel Tender and Support Agreement, certain of the Accel Parties agreed to contribute to a direct or indirect parent company of Parent a portion of their holdings of Company common stock in exchange for equity interests in such direct or indirect parent company of Parent (the “Accel Rollover”) and (b) in connection with the execution of the Original Merger Agreement, certain of the Accel Parties, together with certain investment funds affiliated with the Accel Parties, delivered an equity commitment letter to Parent pursuant to which such parties committed, subject to the terms and conditions contained therein, to acquire equity interests in such direct or indirect parent company of Parent in exchange for the cash amounts set forth therein (as subsequently amended, the “Accel Equity Investment”). The consummation of the Accel Rollover and the Accel Equity Investment would result in certain of the Accel Parties and their affiliated investment funds indirectly owning approximately 9.0% of the Company following the consummation of the merger and are conditioned, among other things, on the substantially contemporaneous contribution of certain shares of Class A Common Stock and/or Class B Common Stock held by GA SQRS II and the Founder (together with the Casalena Foundation and certain related parties, the “Casalena Parties”), as applicable, to a direct or indirect parent company of Parent, in each case in exchange for equity interests in such direct or indirect parent company of Parent that would result in GA SQRS II and the Casalena Parties indirectly owning approximately 8.4% and 33.4% of the Company, respectively, following the consummation of the Transactions, pursuant to and in accordance with the terms and conditions of the tender and support agreements signed by GA SQRS II and the Casalena Parties. In addition, the consent of the Accel Parties is required for (i) any amendments to the respective tender and support agreements signed by GA SQRS II and the Casalena Parties (ii) entry by the Company and Parent into any side agreements with any other parties, and (iii) certain material adverse amendments to the Tender Offer or Merger Agreement. The consent of both GA SQRS II and the Casalena Parties is required for any amendments to the A&R Accel Tender and Support Agreement, and each has rights equivalent to clauses (ii) and (iii) of the previous sentence. The information in this paragraph is qualified in its entirety by reference to the A&R Accel Tender and Support Agreement, a copy of which is filed as Exhibit 2, and which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to replace previously filed Exhibit 2 with the following:

2.	A&R Accel Tender and Support Agreement, dated September 16, 2024 (incorporated by reference to Exhibit (d)(10) to the Schedule TO filed by Spaceship Group MergerCo, Inc. and Parent on September 16, 2024).

CUSIP NO. 85225A107	Schedule 13 D	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 18, 2024

Entities:
Accel Growth Fund L.P.*
Accel Growth Fund Strategic Partners L.P.*
Accel Growth Fund Associates L.L.C.*
Accel Growth Fund Investors 2010 L.L.C.*
Accel Leaders 3 L.P.*
Accel Leaders 3 Entrepreneurs L.P.*
Accel Leaders 3 Associates L.P.*
Accel Leaders 3 Investors (2020) L.P.*
Accel Leaders 3 GP Associates L.L.C.*

By:	/s/ Ryan Connor
Ryan Connor, Attorney-in-fact for
the above-listed entities

* Signed pursuant to a Power of Attorney previously filed.